Exhibit 99.1

MY Reports Fourth Quarter and Full Year 2013 Unaudited Results, Signed Order Backlog Reaches 3GW

ZHONGSHAN, China, April 7, 2014 – China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2013.

Fourth Quarter 2013 Operating and Financial Highlights:

•	Total wind turbine generators (“WTGs”) for which revenue was recognized amounted to an equivalent wind power project output of 175.5MW, or 117 units of 1.5MW WTGs, a decrease of 32.1% compared to 258.5MW in Q4 2012.

•	Total revenue was RMB541.2 million (US$89.4 million), a decrease of 39.9% compared to Q4 2012.

•	Gross loss was RMB20.0 million (US$3.3 million), compared to a gross profit of RMB76.2 million in Q4 2012. Gross margin was negative 3.7%, compared to a positive gross margin of 8.5% in Q4 2012. Total comprehensive loss was RMB501.9 million (US$82.9 million), compared to total comprehensive loss of RMB165.1 million in Q4 2012.

•	Basic and diluted loss per share was RMB3.36 (US$0.56), compared to basic and diluted loss per share of RMB1.16 in Q4 2012.

Full Year 2013 Operating and Financial Highlights:

•	Total WTGs for which revenue was recognized amounted to an equivalent wind power project output of 872MW, or 455 units of 1.5MW WTGs, 91 units of 2.0MW WTGs and 3 units of 2.5MW WTGs, an increase of 8.39% compared to 804.5MW in 2012.

•	Total revenue was RMB2,844.8 million (US$469.9 million), a decrease of 1.7% compared to 2012.

•	Gross profit was RMB262.3 million (US$43.3 million), a decrease of 29.1% compared to 2012. Gross margin was 9.2%, compared to 12.8% in 2012.

•	Total comprehensive loss was RMB656.1 million (US$108.4 million), compared to RMB303.8 million in 2012.

•	Basic and diluted loss per share was RMB4.12 (US$0.68), compared to RMB2.31 in 2012.

Recent Developments

•	MY enters into a 200MW EPC wind farm framework agreement with Speranta & Succesul S.A. in Romania – On November 26, 2013, Guangdong Mingyang Wind Power Group Limited signed a framework agreement with Speranta & Succesul S.A., a leading renewable energy developer in Romania. The Agreement covers wind farm development, supply of EPC services and equipment procurement of a 200MW wind farm project.

“Ming Yang has consolidated its number three market position in China in 2013, and its top ten position around the world, according to China Wind Energy Association and Make Consulting,” commented Mr. Chuanwei Zhang, chairman and chief executive officer of Ming Yang. “As the market continues to recover in China, we have increased our order intake substantially with total new orders signed in 2013 amounting to more than 1.8GW, with a total order backlog of 3.0GW by the end of 2013. Since the grid curtailment had been further improved in 2013, together with favorable policies towards renewable energy in China, we would expect the market for WTGs to continue to be buoyant in 2014.”

“We have accessed 9.0GW of wind resources, including 3.6GW signed, and we will continue our strategy of leveraging wind resource to work with existing customers or participate in wind farm developments. We continue to be optimistic about the future opportunities in the off-shore wind power market in China.”

Fourth Quarter 2013 Operating Data and Unaudited Financial Results

Revenue

Revenue in the fourth quarter of 2013 was RMB541.2 million (US$89.4 million), representing a decrease of 39.9% from RMB900.7 million in the corresponding period in 2012. WTGs for which revenue was recognized in the fourth quarter of 2013 amounted to an equivalent wind power project output of 175.5MW, or 117 units of 1.5MW WTGs, compared to 258.5MW, or 163 units of 1.5MW WTGs and 7 units of 2.0MW WTGs, for the corresponding period in 2012. The decrease in revenue in the fourth quarter of 2013 was primarily due to the lower number of WTGs commissioned.

Gross Profit/Loss and Gross Margin

Gross loss in the fourth quarter of 2013 was RMB20.0 million (US$3.3 million), compared to a gross profit of RMB76.2 million in the fourth quarter of 2012. Gross margin in the fourth quarter of 2013 was negative 3.7%, compared to a positive gross margin of 8.5% for the corresponding period in 2012. The decrease was a combined result of (1) a lower average selling price of the WTGs recognized during the fourth quarter of 2013, and (2) a RMB18.9 million (US$3.1 million) provision on against the inventories of the Group’s Indian subsidiary, Global Wind Power Limited (“GWPL”).

Selling and Distribution Expenses

Selling and distribution expenses were RMB84.0 million (US$13.9 million) for the fourth quarter of 2013, compared to RMB41.9 million for the corresponding period in 2012, representing an increase of 100.6%, primarily due to the increased transportation expenses as a result of larger number of WTGs deliveries to more remote wind farms located in Xinjiang Uyghur Autonomous Region, and more bidding charges incurred due to higher number of tenders won during the quarter.

Administrative Expenses

Administrative expenses were RMB410.8 million (US$67.9 million) for the fourth quarter of 2013, compared to RMB197.6 million for the corresponding period in 2012, representing an increase of 107.9%, primarily due to a provision against trade and other receivables of RMB141.0 million (US$55.9 million) and a RMB179.7 million (US$29.7 million) impairment on goodwill and intangible assets in respect of the acquisition of GWPL, including impairment loss on goodwill of RMB99.0 million (US$16.4 million) and impairment loss on intangible assets of RMB80.7 million (US$13.3 million). To date, the impairment assessments are in process and subject to final valuation report being issued. Management believes the impairment loss on goodwill of RMB99.0 million (US$16.4 million) and impairment loss on intangible assets of RMB80.7 million (US$13.3 million) are probable and represent management’s current best estimate.

Research and Development Expenses

Research and development expenses were RMB36.2 million (US$6.0 million) for the fourth quarter of 2013, compared to RMB21.2 million for the corresponding period in 2012, representing an increase of 70.9%. This increase was primarily due to higher staff costs and costs incurred in the development activities of our 6.0MW prototype WTG.

Net Finance Expenses

Net finance expenses were RMB30.1 million (US$5.0 million) for the fourth quarter of 2013, compared to RMB17.3 million in the corresponding period of 2012. This was primarily due to interest expense of RMB34.9 million (US$5.8 million) incurred in the fourth quarter of 2013 by GWPL, which was acquired by Ming Yang on November 30, 2012.

Loss Before Income Tax

Loss before income tax was RMB563.6 million (US$93.1 million) for the fourth quarter of 2013, compared to RMB165.9 million in the corresponding period of 2012.

Income Tax Benefit

Income tax benefit was RMB66.7 million (US$11.0 million) for the fourth quarter of 2013, compared to RMB8.4 million in the corresponding period of 2012.

Total Comprehensive Loss and Loss per Share

Total comprehensive loss for the fourth quarter of 2013 was RMB501.9 million (US$82.9 million), compared to RMB165.1 million in the corresponding period of 2012.

For the fourth quarter of 2013, basic and diluted loss per share was both RMB3.36 (US$0.56), compared to basic and diluted loss per share of RMB1.16 for the corresponding period in 2012.

Full Year 2013 Operating Data and Unaudited Financial Results

Revenue

Revenue was RMB2,844.8 million (US$469.9 million) for the full year 2013, representing a decrease of 1.7% from RMB2,893.1 million in 2012. WTGs for which revenue was recognized in 2013 amounted to an equivalent wind power project output of 872MW, or 455 units of 1.5MW WTGs, 91 units of 2.0MW WTGs and 3 units of 2.5MW WTGs, compared to 804.5MW, or 494 units of 1.5MW WTGs , 7 units of 2.0MW WTGs and 17 units of 2.5MW-3MW SCD WTGs. The decrease in revenue was primarily due to the overall lower average selling price of WTGs recognized during the year.

Gross Profit and Gross Margin

Gross profit was RMB262.3 million (US$43.3 million) for the full year 2013, representing a decrease of 29.1% from RMB369.8 million in 2012. Gross margin was 9.2%, compared to 12.8% in 2012. The decline in gross profit was primarily due to a lower average selling price of WTGs recognized during the year, and higher costs and provision for inventories incurred by GWPL.

Selling and Distribution Expenses

Selling and distribution expenses were RMB219.9 million (US$36.3 million) for the full year 2013, compared to RMB174.8 million in 2012, representing an increase of 25.8%, primarily due to the increased transportation expenses as a result of larger number of WTGs delivered during the period.

Administrative Expenses

Administrative expenses were RMB625.5 million (US$103.3 million) for the full year 2013, compared to RMB384.1 million in 2012, representing an increase of 62.9%, primarily attributable to the impairment loss on goodwill and intangible assets in respect of the acquisition of GWPL totaling RMB179.7 million, and the administrative expenses incurred by GWPL, which was acquired on November 30, 2012. To date, the impairment assessments are in process and subject to the final valuation being issued. Management believes the impairment loss on goodwill of RMB99.0 million (US$16.4 million) and impairment loss on intangible assets of RMB80.7 million (US$13.3 million) are probable and represent management’s current best estimate.

Research and Development Expenses

Research and development expenses were RMB102.6 million (US$16.9 million) for the full year 2013, compared to RMB85.8 million in 2012, representing an increase of 19.5%, primarily due to the increased staff costs and the research and development activities relating to our 6.0MW WTG prototype.

Net Finance Expenses

Net finance expenses were RMB81.5 million (US$13.5 million) for the full year 2013, compared to RMB104.1 million in 2012. The difference is primarily due to the increase of foreign exchange gain by RMB13.6 million.

Loss Before Income Tax

Loss before income tax was RMB725.9 million (US$119.9 million) for the full year 2013, compared to loss before income tax of RM300.6 million in 2012.

Income Tax Benefit/Expense

Income tax benefit was RMB78.4 million (US$13.0 million) for the full year 2013, compared to income tax expense of RMB0.2 million in 2012.

Total Comprehensive Loss and Loss per Share

Total comprehensive loss for the full year 2013 was RMB656.1 million (US$108.4 million), compared to RMB303.8 million in 2012.

For the full year 2013, basic and diluted loss per share was both RMB4.12 (US$0.68), compared to basic and diluted loss per share of RMB2.31 for 2012.

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2013 were RMB811.8 million (US$134.1 million), compared to RMB1,319.7 million as of December 31, 2012 and RMB604.3 million as of September 30, 2013.

Business Update

Order Book Update

New Sales Contracts – During the fourth quarter of 2013, Ming Yang entered into sales contracts for wind power projects with a total output of 809 MW, representing 234 units of 1.5MW WTGs, 214 units of 2.0MW WTGs and 10 units of 3.0MW WTGs.

Order Backlog – As of December 31, 2013, the Company’s order backlog amounted to 3.0GW, representing 1,300 units of 1.5MW WTGs, 427 units of 2.0MW WTGs, 59 units of 3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG. Cumulative signed orders since its inception amounted to 7.6GW, representing 4,200 units of 1.5MW WTGs, 524 units of 2.0MW WTGs, 79 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG. The Company won new contracts amounted to 1,857 MW in 2013, representing 677 units of 1.5 MW WTGs, 402 units of 2.0 MW WTGs, 3 units of 2.5MW WTGs and 10 units of 3.0MW WTGs.

Note to the Financial Information

The preliminary unaudited consolidated statements of operations and comprehensive loss and consolidated statements of financial position accompanying this press release have been prepared by management using International Financial Reporting Standards, or IFRSs. This preliminary unaudited financial information is not intended to fully comply with IFRSs because it does not present all of the financial information and disclosures required by IFRSs.

In addition, because management’s evaluation of the Company’s internal control over financial reporting in connection with the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of December 31, 2013.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.0537 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi for U.S. dollars on December 31, 2013 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such a rate or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “goal”, “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang will host an earnings conference call on Monday, April 7, 2014 at 9:00 pm Eastern Time (April 7, 2014 6:00 pm Pacific Time / April 8, 2014 9:00 am Beijing Time). The management team will be on the call to discuss the Company’s results, operating performance and business outlook and to answer questions.

To access the conference call, please dial:

United States:	+1 8456750437

International (toll):	+65 67239381

China, Domestic:	400-620-8038 / 800-819-0121

Hong Kong:	852-24750994

To access international Toll Free Dial-In numbers:

Hong Kong:	800-930-346

United States:	+1 8665194004

Please ask to be connected to Q4 & FY 2013 China Ming Yang Wind Power Group Earnings Conference Call and provide the following pass code: Ming Yang

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	+1-855-452-5696

International:	+61-2-8199-0299

China:	400-602-2065

/400-632-2162 / 800-870-0206/800-870-0205

Hong Kong:	800-963-117

Passcode:	1142-2796

The replay will be archived for seven days following the earnings announcement until April 14, 2014.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2013.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Beatrice Li

Email: ir@mywind.com.cn

http://ir.mywind.com.cn

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts expressed in thousands, except share and ADS data)

	For the three months period ended December 31,			For the year ended December 31,
	2012	2013	2013	2012	2013	2013
	RMB ‘000	RMB ‘000	USD ‘000	RMB ‘000	RMB ‘000	USD ‘000

Revenue	900,718	541,189	89,398	2,893,100	2,844,830	469,932
Cost of sales	(824,508)	(561,186)	(92,701)	(2,523,337)	(2,582,551)	(426,607)

Gross profit/(loss)	76,210	(19,997)	(3,303)	369,763	262,279	43,325
Other income	36,360	19,190	3,170	85,830	44,953	7,426
Selling and distribution expenses	(41,862)	(83,966)	(13,870)	(174,807)	(219,890)	(36,323)
Administrative expenses	(197,598)	(410,762)	(67,853)	(384,102)	(625,544)	(103,333)
Research and development expenses	(21,188)	(36,217)	(5,983)	(85,821)	(102,568)	(16,943)

Loss from operations	(148,078)	(531,752)	(87,839)	(189,137)	(640,770)	(105,848)
Finance income	48,966	37,851	6,253	126,772	201,859	33,345
Finance expenses	(66,284)	(67,935)	(11,223)	(230,866)	(283,381)	(46,811)

Net finance expenses	(17,318)	(30,084)	(4,970)	(104,094)	(81,522)	(13,466)
Share of loss of associates	(480)	(1,782)	(294)	(7,396)	(3,558)	(588)
Loss before income tax	(165,876)	(563,618)	(93,103)	(300,627)	(725,850)	(119,902)
Income tax benefit / (expense)	8,401	66,730	11,023	(213)	78,417	12,954

Loss for the period / year	(157,475)	(496,888)	(82,080)	(300,840)	(647,433)	(106,948)

Other comprehensive loss for the period / year
Foreign operations - foreign currency translation differences	(7,591)	(4,998)	(826)	(2,965)	(8,628)	(1,426)

Total comprehensive loss for the period / year	(165,066)	(501,886)	(82,906)	(303,805)	(656,061)	(108,374)

Loss for the period/year attributable to:
Shareholders of the Company	(141,856)	(411,334)	(67,947)	(281,874)	(504,179)	(83,284)
Non-controlling interests	(15,619)	(85,554)	(14,133)	(18,966)	(143,254)	(23,664)

	(157,475)	(496,888)	(82,080)	(300,840)	(647,433)	(106,948)

Total comprehensive loss attributable to:
Shareholders of the Company	(149,315)	(416,508)	(68,803)	(284,707)	(517,211)	(85,438)
Non-controlling interests	(15,751)	(85,378)	(14,103)	(19,098)	(138,850)	(22,936)

	(165,066)	(501,886)	(82,906)	(303,805)	(656,061)	(108,374)

Basic and diluted loss per share(1)	(1.16)	(3.36)	(0.56)	(2.31)	(4.12)	(0.68)

(1)	The calculation of the basic loss per share is based on the loss attributable to the shareholders of the Company and the weighted average of ordinary shares outstanding during the relevant period.

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts expressed in thousands)

	As of December 31, 2012	As of December 31, 2013
	RMB ‘000	RMB ‘000	USD ‘000

Assets
Non-current assets
Property, plant and equipment	1,053,307	1,001,678	165,465
Intangible assets	427,681	195,816	32,346
Lease prepayments	356,932	352,142	58,170
Investments in associates	9,166	25,608	4,230
Investments in joint ventures	691,837	795,848	131,465
Other investment	7,144	30,197	4,988
Trade and other receivables	930,424	934,364	154,347
Prepayments	66,024	120,276	19,868
Deferred tax assets	174,024	224,843	37,141

Total non-current assets	3,716,539	3,680,772	608,020
Current assets
Financial assets at fair value through profit or loss	168,139	—	—
Inventories	2,028,435	2,235,459	369,272
Trade and other receivables	4,224,375	4,210,955	695,600
Prepayments	199,970	115,317	19,049
Other current assets	7,511	35,301	5,831
Pledged bank deposits	276,651	246,608	40,737
Cash and cash equivalents	1,319,694	811,848	134,108

Total current assets	8,224,775	7,655,488	1,264,597

Total assets	11,941,314	11,336,260	1,872,617

Equity
Issued share capital	850	850	140
Reserves for own shares	(55,113)	(44,628)	(7,372)
Capital reserves	3,670,380	3,693,726	610,160
Translation reserves	(61,191)	(74,223)	(12,260)
Accumulated losses	(28,163)	(532,342)	(87,937)

Total equity attributable to shareholders of the Company	3,526,763	3,043,383	502,731
Non-controlling interests	110,787	(28,063)	(4,636)

Total equity	3,637,550	3,015,320	498,095
Liabilities
Non-current liabilities
Bank borrowings	354,437	175,461	28,984
Bond payable	986,206	992,664	163,976
Deferred tax liabilities	86,969	52,102	8,607
Provisions	212,064	154,491	25,520
Trade and other payables	83,553	132,389	21,869
Deferred income	280,024	253,849	41,933

Total non-current liabilities	2,003,253	1,760,956	290,889
Current liabilities
Trade and other payables	3,811,342	4,230,737	698,868
Bank and other borrowings	1,685,685	1,211,609	200,144
Income tax payable	9,789	9,155	1,512
Provisions	178,425	249,559	41,224
Deferred income	34,088	41,328	6,827
Deferred revenue	581,182	817,596	135,058

Total current liabilities	6,300,511	6,559,984	1,083,633

Total liabilities	8,303,764	8,320,940	1,374,522

Total equity and liabilities	11,941,314	11,336,260	1,872,617

SOURCE China Ming Yang Wind Power Group Limited